Exhibit 1.4

Hutchison Telecom appoints Rajiv Sawhney
as co-CEO of Hutchison CAT, Thailand

(November 29, 2004) Hutchison Telecommunications International Limited, (“Hutchison Telecom”; NYSE: HTX, SEHK: 2332) today announced the appointment of Rajiv Sawhney as Co-CEO and head of all operations of Hutchison CAT Wireless Multimedia Limited (“Hutchison CAT”), Thailand.

Mr Sawhney was formerly Executive Director of Hutchison Essar Telecom where he was in charge of its North India mobile operations, which currently has over 2.7 million customers.

Stephen Sun will become Co-CEO of Hutchison CAT, in charge of government and regulatory affairs. Mr Sun will also be involved in the government and regulatory affairs of Hutchison Telecom Group’s new venture in Vietnam, as well as group business development activities in new markets.

Commenting on the above appointments, Hutchison Telecom Chief Executive Officer Dennis Lui said, “These arrangements reflect the transition of Hutchison CAT’s businesses from development to operating stage. As each of our businesses develop and grow locally in its markets, we will focus on the needs of the operations to assure our leadership position in its market. I look forward to working closely with Rajiv and Stephen to chart the future of this important market of the Hutchison Telecom Group.”

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Editor Notes

Hutchison Telecommunications International Limited (“Hutchison Telecom”) is a leading global provider of mobile telecommunications services. The Company’s business is currently in the eight markets around the world with over 11 million customers worldwide*.

Hutchison Telecom currently operates mobile telecom networks in Hong Kong, Macau, India, Israel, Thailand, Paraguay, Sri Lanka and Ghana. In addition, Hutchison Telecom was the first provider of 3G mobile services in Hong Kong, where it also provides broadband fixed-line services. Hutchison Telecom operates common brands across its business including “Hutch”, “3” and “Orange.” Hutchison Telecom is a listed company whose shares are quoted on the New York Stock Exchange under the symbol “HTX” and on the Hong Kong Stock Exchange under the stock code “2332”.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information, please visit www.htil.com
* As at 30th June 2004

Hutchison CAT Wireless MultiMedia Ltd. (“Hutchison CAT”) is the Company’s joint venture with CAT Telecom Public Company Limited. The company markets high speed CDMA2000 1X technology services which services include voice and state-of-the-art wireless multimedia applications under the “Hutch” brand name. The Company is committed to bring to subscribers in Thailand the first end-to-end designed and ultimate wireless multimedia service experience combining both usefulness and enjoyment. For more information, please visit www.hutch.co.th